FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TR

TRILLIUM THERAPEUTICS ANNOUNCES PRESENTATION ON TTI-621 IMMUNE
CHECKPOINT INHIBITOR TARGETING CD47 AT EUROPEAN HEMATOLOGY
ASSOCIATION 21st ANNUAL CONGRESS

Toronto, Ontario, June 7, 2016 – Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, will present its TTI-621 (SIRPaFc) immune checkpoint inhibitor program at the European Hematology Association 21st Annual Congress, to be held in Copenhagen from June 9-12.

Details of Trillium’s presentation are as follows:

Presentation Type: Electronic Poster
Abstract #: E1373
Title: The CD47-blocking Cancer Immunotherapeutic TTI-621 has Anti-Tumor Effects Across a
Broad Range of Hematological Malignancies

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc, is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase I clinical trial (NCT02663518) evaluating SIRPaFc (TTI-621) is ongoing. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com